FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 21, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the First Quarter Ended March 31, 2012

May 21, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months ended March 31, 2012.

Key Financial Highlights of Q1 2012

•                  Consolidated revenues up 1.1% q-o-q to $3,014 million

•                  Consolidated OIBDA(1) down 1.3% q-o-q to $1,259 million with 41.8% OIBDA margin

•                  Consolidated net income(2) of $512 million

•                  Free cash-flow(3) positive with $829 million for the first three months of 2012

Key Corporate and Industry Highlights

•                  Commercial launch of the 3G network in the 900 MHz range in Moscow and the Moscow region

•                  Redemption of $400 million 2012 Eurobond

•                  Awarded first license in Russia to provide wireless communication services in the LTE TDD (time-division duplexing) standard in the 2595—2620 MHz range in Moscow and the Moscow region

•                  Signing of an agreement with Samsung Electronics to cooperate on retail projects, equipment sales and telecommunication services in Russia

•                  Annual dividend recommendation by the MTS Board of Directors of RUB 14.71 per ordinary MTS  share (approximately $1.01 per ADR(4)) for the 2011 fiscal year, amounting to a total of RUB 30.4 billion (approximately $1.04 billion or 72% of US GAAP net income)

Commentary

Andrei Dubovskov, President and CEO of MTS, commented, “Group revenue for the quarter increased 3% year-over-year to reach 3.01 billion US dollars.  We saw sustained growth in usage of voice and data products, although the exchange rate volatility masked the underlying growth dynamics in markets such as Russia and Armenia. For the period, total revenues in Russia increased in ruble terms by 6% year-over-year to 78.7 billion rubles, while mobile

(1)     See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(2)     Attributable to the Group.

(3)     See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

(4)     According to the Russian Central Bank exchange rate of 29.2447 RUB/USD as of March 23, 2012, the date when MTS management  submitted its recommendation to the Board of Directors; actual amount will differ depending upon relative exchange rates at on date of payment.

service revenue increased 8.6%.  Key drivers included higher usage of mobile voice and data products, and growth and expansion in our fixed-line business unit.”

Alexey Kornya, MTS Vice President and Chief Financial Officer, said, “We witnessed significant improvement in profitability as we continue to emphasize retention and improve customer value.  For the period, we improved Group OIBDA at a rate significantly faster than revenue by 12% year-over-year to $1.26 billion US dollars.  Our OIBDA margin for the period reached 41.8%, an increase of 3.4 percentage points from Q1 2011.  Overall we are seeing success in our efforts to increase profitability in our operations as we saw OIBDA improvement in Russia, Ukraine and Armenia. In Russia, our OIBDA margin increased from 39.1% to 43.1Q1 2012. The improvement came on the back of a significant reduction in dealer commissions following our shift to revenue-sharing based commission structures, churn improvement and on-going efforts to manage costs.”

Mr. Kornya continued, “Net income increased by nearly 60% year-over-year to $512 million.  Gains made on the bottom line tied to gross margin and OIBDA improvement were off-set largely by an increase in D&A expenses as we greatly expanded our networks in recent quarters.  We also benefitted from ruble appreciation for the period, which led to a non-cash foreign currency gain of $174 million. Given the fact that we are seeing an overall reduction of SIM-card sales and related easing of competitive pressures in Russia, we feel comfortable narrowing the range of our OIBDA margin guidance for 2012 to 41 - 42%.”

Mr. Dubovskov added, “As has recently been announced, Roskomnadzor disclosed the conditions for the allocation of LTE licenses in the Russian Federation.  Obviously the clarity of the tender and framework for development are testament to the transparency of the Russian telecommunications market; we also share a commitment among both the regulator and operators to continue expanding access to telecommunications services and encourage further infrastructure development. Leveraging our current frequencies in the 2595 to 2620 MHz band, we recently launched a test zone for LTE TDD services in Moscow and the Moscow region.  While we are focused on an MTS-owned and operated LTE FDD network as a standard for all of Russia, we are examining complementary ways to ensure that we are among the first to market for LTE products and have a network capable of handling future growth in data.”

This press release provides a summary of some of the key financial and operating indicators for the period ended March 31, 2012. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

USD million	Q1’12	Q1’11	y-o-y	Q4’11	q-o-q
Revenues	3,013.8	2,934.0	2.7%	2,981.7	1.1%
OIBDA	1,259.1	1,125.8	11.8%	1,275.6	-1.3%
- margin	41.8%	38.4%	+3.4pp	42.8%	-1.0pp
Net operating income	649.7	563.8	15.2%	720.0	-9.8%
- margin	21.6%	19.2%	+2.4pp	24.1%	-2.5pp
Net income	511.7	321.6	59.1%	393.5	30.0%
- margin	17.0%	11.0%	+6.0pp	13.2%	+3.8pp

Russia Highlights

RUB mln	Q1’12	Q1’11	y-o-y	Q4’11	q-o-q
Revenues(5)	78,679.1	74,297.9	5.9%	79,804.0	-1.4%
- mobile	65,350.0	61,334.0	6.5%	66,303.5	-1.4%
- fixed	15,216.2	14,049.6	8.3%	13,889.6	9.6%
OIBDA	33,917.8	29,027.2	16.8%	34,446.7	-1.5%
- margin	43.1%	39.1%	+4.0pp	43.2%	-0.1pp
Net income	16,064.4	9,765.7	64.5%	11,786.1	36.3%
- margin	20.4%	13.1%	+7.3pp	14.8%	+5.6pp

	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12
ARPU (RUB)(6)	252.1	265.0	288.0	284.0	280.6
MOU (min)	249	269	272	283	282
Churn rate (%)	12.0%	11.3%	11.9%	12.3%	11.3%

Ukraine Highlights

UAH mln	Q1’12	Q1’11	y-o-y	Q4’11	q-o-q
Revenues	2,218.1	2,057.0	7.8%	2,312.3	-4.1%
OIBDA	1,059.6	918.9	15.3%	1,146.7	-7.6%
- margin	47.8%	44.7%	+3.1pp	49.6%	-1.8pp
Net income	312.8	131.1	138.6%	337.3	-7.3%
- margin	14.1%	6.4%	+7.7pp	14.6%	-0.5pp

	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12
ARPU (UAH)	36.05	38.79	42.20	38.73	37.16
MOU (min)	564	586	586	592	601
Churn rate (%)	7.6%	7.0%	8.1%	8.1%	8.5%
SAC (UAH)	73.0	64.7	64.5	60.4	64.7
- dealer commission	36.1	32.8	35.4	30.6	35.9
- adv & mktg	18.1	18.3	14.7	17.8	17.5
- handset subsidy	9.9	5.1	5.4	3.5	3.2
- SIM card & voucher	8.9	8.6	8.9	8.5	8.1

(5)     Revenue, net of intercompany.

(6)          ARPU is now calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Uzbekistan Highlights(7)

USD mln	Q1’12	Q1’11	y-o-y	Q4’11	q-o-q
Revenues	115.7	104.7	10.5%	114.9	0.7%
OIBDA	51.3	56.6	-9.4%	60.7	-15.5%
- margin	44.3%	54.1%	-9.8pp	52.8%	-8.5pp
Net income/(loss)	(2.1)	16.0	n/a	12.5	n/a
- margin	n/a	15.3%	n/a	10.8%	n/a

	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12
ARPU (USD)	3.9	3.9	3.8	3.9	4.1
MOU (min)	402	416	421	440	468
Churn rate (%)	9.2%	6.9%	9.3%	20.2%	11.9%
SAC (USD)	7.4	7.7	6.5	5.6	6.1

Armenia Highlights

AMD mln	Q1’12	Q1’11	y-o-y	Q4’11	q-o-q
Revenues	16,682.1	16,286.5	2.4%	18,926.7	-11.9%
OIBDA	11,346.9	8,305.6	36.6%	9,561.7	18.7%
- margin	68.0%	51.0%	+17.0pp	50.5%	+17.5pp
Net income/(loss)	1,267.4	(3,032.9)	n/a	2,633.1	-51.9%
- margin	7.6%	n/a	n/a	13.9%	-6.3pp

	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12
ARPU (AMD)	2,141.3	2,432.7	2,751.0	2,577.1	2,380.3
MOU (min)	294	272	293	300	315
Churn rate (%)	6.7%	8.5%	10.0%	13.0%	13.2%
SAC (AMD)	6,005.4	8,237.3	7,625.3	6,595.9	7,248.3

(7)  The functional currency in Uzbekistan is the US dollar.

CAPEX Highlights

USD mln	FY’08	FY’09	FY’10	FY’11	Q1’12
Russia	1,784.7	1,389.7	2,260.0	2,245.7	425.4
- as % of rev	18.8%	17.2%	24.0%	21.1%	16.3%
Ukraine	595.6	377.4	154.9	148.0	19.6
- as % of rev	35.8%	36.0%	14.4%	13.0%	7.1%
Uzbekistan	139.7	460.3	157.9	145.7	15.4
- as % of rev	35.7%	113.7%	35.3%	33.0%	13.3%
Turkmenistan	58.2	52.4	44.4	n/a	n/a
- as % of rev	44.3%	32.6%	21.4%	n/a	n/a
Armenia	34.6	48.5	29.9	45.0	2.9
- as % of rev	13.5%	21.9%	14.4%	22.5%	6.6%
Group	2,612.8	2,328.3	2,647.1	2,584.5	463.3
- as % of rev	22.0%	23.7%	23.4%	21.0%	15.4%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the First Quarter 2012
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile and fixed operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (USD mln)	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12
Operating income	563.8	672.2	852.8	720.0	649.7
Add: D&A	562.0	630.5	587.1	555.6	609.5
OIBDA	1,125.8	1,302.7	1,439.9	1,275.6	1,259.1

Russia (USD mln)	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12
Operating income	576.9	676.9	829.3	691.3	660.2
Add: D&A	417.3	484.0	439.1	411.5	463.7
OIBDA	994.2	1,160.9	1,268.4	1,102.8	1,123.9

Ukraine (USD mln)	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12
Operating income	27.9	49.2	66.3	60.1	49.3
Add: D&A	87.7	86.6	86.8	83.5	83.3
OIBDA	115.7	135.9	153.1	143.7	132.6

Uzbekistan (USD mln)	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12
Operating income	22.1	21.3	14.8	18.2	6.6
Add: D&A	34.6	36.8	41.2	42.5	44.7
OIBDA	56.6	58.1	56.0	60.7	51.3

Armenia (USD mln)	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12
Operating income	0.4	4.2	12.3	7.1	11.6
Add: D&A	22.2	22.9	19.9	18.0	17.7
OIBDA	22.7	27.1	32.2	25.1	29.2

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12
Operating margin	19.2%	21.5%	26.0%	24.1%	21.6%
Add: D&A	19.2%	20.1%	18.0%	18.6%	20.2%
OIBDA margin	38.4%	41.6%	44.0%	42.8%	41.8%

Russia	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12
Operating margin	22.7%	24.9%	29.5%	27.1%	25.3%
Add: D&A	16.4%	17.8%	15.6%	16.1%	17.8%
OIBDA margin	39.1%	42.7%	45.1%	43.2%	43.2%

Ukraine	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12
Operating margin	10.8%	17.5%	21.2%	20.8%	17.8%
Add: D&A	33.9%	30.9%	27.7%	28.8%	30.0%
OIBDA margin	44.7%	48.4%	48.9%	49.6%	47.8%

Uzbekistan	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12
Operating margin	21.1%	19.6%	13.1%	15.8%	5.7%
Add: D&A	33.0%	33.9%	36.5%	37.0%	38.6%
OIBDA margin	54.1%	53.5%	49.6%	52.8%	44.3%

Armenia	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12
Operating margin	1.0%	8.4%	21.8%	14.3%	26.9%
Add: D&A	50.0%	45.8%	35.4%	36.2%	41.1%
OIBDA margin	51.0%	54.2%	57.3%	50.5%	68.0%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

USD mln	As of Dec 31, 2011	As of Mar 31, 2012
Current portion of debt and of capital lease obligations	1,155.7	869.0
Long-term debt	7,554.0	7,216.8
Capital lease obligations	5.5	4.3
Total debt	8,715.2	8,090.1
Less:
Cash and cash equivalents	1,850.8	964.8
Short-term investments	86.2	667.1
Net debt	6,778.2	6,458.2

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

	Nine months ended Dec 31, 2011	Three months ended Mar 31, 2012	Twelve months ended Mar 31, 2012
USD mln	A	B	C=A+B
Net operating income	2,245.0	649.7	2,894.7
Add: depreciation and amortization	1,773.2	609.5	2,382.7
OIBDA	4,018.2	1,259.1	5,277.4

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

USD mln	For the three months ended Mar 31, 2011	For the three months ended Mar 31, 2012
Net cash provided by operating activities	908.0	1,276.7
Less:
Purchases of property, plant and equipment	(232.7)	(406.3)
Purchases of intangible assets	(46.0)	(57.0)
Proceeds from sale of property, plant and equipment	3.3	0.7
Proceeds/(purchases) of other investments	4.3	14.7
Investments in and advances to associates	3.0	—
Acquisition of subsidiaries, net of cash acquired	(19.0)	—
Free cash-flow	620.9	828.8

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Amounts in thousands of US Dollars except per share amount)

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011

Net operating revenue
Service revenue	$2 812 573	$2 701 215
Sales of handsets and accessories	201 227	232 770
	3 013 800	2 933 985
Operating expenses
Cost of services	(665 856)	(633 608)
Cost of handsets and accessories	(187 821)	(220 675)
Sales and marketing expenses	(154 964)	(235 357)
General and administrative expenses	(668 496)	(647 141)
Depreciation and amortization expense	(609 465)	(561 967)
Provision for doubtful accounts	(39 208)	(31 420)
Impairment of long-lived assetsand acquisition related costs	(2 024)	(9 638)
Other operating expenses	(36 308)	(30 337)

Net operating income	649 658	563 842

Currency exchange and transaction gain	174 142	89 150

Other income / (expenses):
Interest income	28 824	11 044
Interest expense, net of capitalized interest	(160 713)	(170 453)
Other income	(11 665)	9 180
Total other expenses, net	(143 554)	(150 229)

Income before provision for income taxes and noncontrolling interest	680 246	502 763

Provision for income taxes	(161 565)	(141 275)

Net income	518 681	361 488
Net income attributable to the noncontrolling interest	(6 945)	(39 842)
Net income attributable to the Group	511 736	321 646

Weighted average number of common shares outstanding, in thousands - basic and diluted	1 988 917	1 916 865
Earnings per share - basic and diluted	0.26	0.17

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011 (UNAUDITED)

(Amounts in thousands of US dollars)

	As of March 31,	As of December 31,
	2012	2011
CURRENT ASSETS:
Cash and cash equivalents	$964 778	$1 850 826
Short-term investments	667 132	86 242
Trade receivables, net	1 008 816	863 808
Accounts receivable, related parties	4 635	4 488
Inventory and spare parts	305 032	291 075
VAT receivable	201 953	191 039
Prepaid expenses and other current assets	592 452	550 170
Total current assets	3 744 798	3 837 648

PROPERTY, PLANT AND EQUIPMENT	8 680 968	8 205 352

INTANGIBLE ASSETS	2 847 856	2 708 328

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	184 719	188 047

OTHER INVESTMENTS	123 584	123 442

OTHER NON CURRENT ASSETS	253 497	255 412

Total assets	$15 835 422	$15 318 229

CURRENT LIABILITIES
Trade accounts payable	838 954	799 128
Accrued expenses and other current liabilities	1 934 134	1 553 034
Accounts payable, related parties	65 999	56 982
Current portion of long-term debt, capital lease obligations	869 013	1 155 691
Total current liabilities	3 708 100	3 564 835

LONG-TERM LIABILITIES
Long-term debt	7 216 809	7 553 983
Capital lease obligations	4 271	5 529
Deferred income taxes	264 141	227 928
Long-term accounts payable, related parties	2	—
Deferred revenue and other	340 574	314 728
Total long-term liabilities	7 825 797	8 102 168

Total liabilities	11 533 897	11 667 003

Redeemable noncontrolling interests	80 603	80 603

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 2,066,413,562 shares issued as of March 31, 2012 and December 31, 2011 (777,396,505 of which are in the form of ADS as of March 31, 2012 and December 31, 2011)

	50 814	50 814
Treasury stock (77,494,385 and 77,496,725 common shares at cost as of March 31, 2012 and December 31, 2011, respectively)	(992 141)	(992 141)
Additional paid-in capital	92 720	92 720
Accumulated other comprehensive income/(loss)	(837 962)	(963 992)
Retained earnings	5 804 137	5 294 651
Total shareholders’ equity attributable to the Group	4 117 568	3 482 052
Noncontrolling interest	103 354	88 571
TOTAL SHAREHOLDERS` EQUITY	4 220 922	3 570 623

Total liabilities and shareholders’ equity	$15 835 422	$(15 318 229)

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Amounts in thousands of U.S. dollars)

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:

Net cash provided by operating activities	1 276 652	908 041

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries net of cash acquired	—	(19 038)
Purchases of property, plant and equipment	(406 328)	(232 676)
Purchases of intangible assets	(56 950)	(45 954)
Proceeds from sale of property, plant and equipment and assets held for sale	737	3 309
Purchases of short-term investments	(606 769)	(309 161)
Proceeds from sale of short-term investments	51 315	177 751
Proceeds from sale of other investments	14 729	4 341
Investments in and advances to associates	—	3 000
Decrease in restricted cash	(2 024)	(1 843)
Net cash used in investing activities	(1 005 290)	(420 271)

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of noncontrolling interests in existing subsidiaries and subsidiaries from related parties	—	(178 699)

Contingent consideration paid on acquisition of sudsidiaries	—	(7 540)
Proceeds from issuance of notes	51 574	1 659
Repurchase of common stock	—	(67)
Proceeds from sale of treasury shares	19	—
Repayment of notes	(400 000)	(4 698)
Capital lease obligation principal paid	(1 390)	(2 485)
Dividends paid	(3 218)	(19)
Proceeds from loans	3 304	21 865
Loan principal paid	(898 927)	(102 319)

Net cash provided by / (used in) financing activities	(1 248 638)	(272 303)

Effect of exchange rate changes on cash and cash equivalents	91 228	51 399

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS:	(886 048)	266 866

CASH AND CASH EQUIVALENTS, at beginning of period	1 850 826	927 694

CASH AND CASH EQUIVALENTS, at end of period	964 778	1 194 560

Group financial results for the first quarter year 2012 Investor conference call – May 21, 2012 Mr. Andrei Dubovskov, President, Chief Executive Officer Mr. Alexey Kornya, Vice President, Chief Financial Officer

Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks. Safe harbor 2

Financial and corporate highlights Strategy and technology overview Key financial and operating results Appendix Highlights for the period and recent events Group financial highlights Group capital expenditures Group balance sheet Debt obligations and composition Dividend history and recommendation Subscriber base dynamics Revised outlook for 2012 Contents 3

Annual dividend recommendation by the MTS Board of Directors of RUB 14.71 per ordinary MTS share (approximately $1.01 per ADR*) for the 2011 fiscal year, amounting to a total of RUB 30.4 bln (approximately $1.04 bln or 72% of US GAAP net income) Thereafter Commercial launch of the 3G network in the 900 MHz range in Moscow and the Moscow region Redemption of $400 mln 2012 Eurobond Awarded first license in Russia to provide wireless communication services in the LTE TDD (time-division duplexing) standard in the 2595–2620 MHz range in Moscow and the Moscow region Signing of an agreement with Samsung Electronics to cooperate on retail projects, equipment sales and telecommunication services in Russia Q1 2012 highlights Group highlights for Q1 2012 and recent events 4 *According to the Russian Central Bank exchange rate of 29.2447 RUB/USD as of March 23, 2012, the date when MTS management submitted its recommendation to the Board of Directors; actual amount will differ depending upon relative exchange rates at on date of payment

Group financial highlights: Revenue and OIBDA



-2%
+3%
+1%
Total Group Revenue (USD mln)
2 995.1
2 934.0
3 128.3
3 274.7
2 981.7
3 013.8
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
-3%
+12%
-1%
Total Group Adjusted OIBDA* (USD mln)
1 159.2
1 125.8
1 302.7
1 439.9
1 275.6
1 259.1
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012

Adjusted OIBDA margin	38.7%	38.4%	41.6%	44.0%	42.8%	41.8%
	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012

- Year-over-year revenue growth as a result of increasing consumption of voice and data products in all markets of operation despite volatile currency markets
- Year-over-year OIBDA improvement due to optimization of sales and marketing expenses, improvement in interconnect balance and absence of any additional costs related to business transformation
- Quarterly OIBDA margin decline consistent with seasonal factors

*Adjusted OIBDA represents operating income before depreciation & amortization, impairment of long-lived and other assets.
For further information, please see the Appendix for definitions and reconciliations

5

Total Group Net Income (USD mln) +30% +59% +106% Net income of $512 mln strengthened by a foreign currency gain in the amount of $174 mln due to ruble appreciation vs US dollar in Q1 2012 Group financial highlights: Net Income 6 511.7 Net income margin 5.2% 11.0% 11.7% 11.1% 13.2% 17.0% Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012

Capital expenditures for the quarter came in at $463.3 mln due to the expansion of MTS’s 3G network in Russia, modernization of regional fixed-line networks and digitization of MGTS’s networks in Moscow (GPON project) Group capital expenditures 7 2 647.1 2 612.8 2 328.3 2 584.5 Russia 1 784.7 1 389.7 2 260.0 2 245.7 425.4 Ukraine 595.6 377.4 154.9 148.0 19.6 Uzbekistan 139.7 460.3 157.9 145.7 15.4 Turkmenistan 58.2 52.4 44.4 n/a n/a Armenia 34.6 48.5 29.9 45.0 2.9 Group 2 612.8 2 328.3 2 647.1 2 584.5 463.3 - as % of revenue 22.0% 23.7% 23.4% 21.0% 15.4% (in USD mln) 2008 2009 2010 2011 Q1 2012 * Estimated CAPEX spend for 2012E 463.3 ≈2 700 or 20-22% of revenue* Q1 2012

Decline in cash on hand due to scheduled debt repayments in Q1 2012 Rise in short-term investments due to prudent management of debt portfolio, anticipated debt repayments, capital expenditures and expected dividend payout Excess cash to be used for debt portfolio optimization in H1 2012 Free cash flow* of $829 mln for the first three months of 2012 *See reconciliations of net debt, LTM OIBDA and free cash flow to consolidated financial statements in the appendix Balance sheet (USD mln unless noted) As of Dec 31, 2011 As of Mar 31, 2012 Cash and cash equivalents $1 850.8 $964.8 Short-term investments $86.2 $667.1 Total debt $8 715.2 $8 090.1 Long-term debt $7 559.5 $7 221.1 Short-term debt $1 155.7 $869.0 Net debt* $6 778.2 $6 458.2 Shareholders’ equity $3 570.6 $4 220.9 Total assets $15 318.2 $15 835.4 LTM OIBDA* $5 144.1 $5 277.4 Net debt/assets 0.4x 0.4x Net debt/equity 1.9x 1.5x Net debt/LTM OIBDA 1.3x 1.2x Group balance sheet 8

Debt Repayment Schedule (USD mln) MTS Series 03, 05, 08 ruble bonds contain put options that can be exercised in June 2013, in July 2012 and in November 2015 respectively. MTS expects the options to be exercised. Total Group Debt = $8.1 bln Debt obligations at the end of Q1 2012 Debt optimization initiatives created a portfolio with manageable principal repayment schedules in the short- and medium-term In January 2012, MTS completed redemption of $400 mln Eurobond In February 2012, MTS repaid a RUB 15.2 bln loan held by Gazprombank In March 2012, MTS repaid a RUB 10.0 bln loan held by Bank of Moscow 9 147 562 756 2 060 1 287 1 588 916 101 661

Debt composition reflective of the Company’s internal target of maintaining 70% of its portfolio in ruble-denominated instruments MTS continues to optimize its debt portfolio by: Increasing the tenor of its debt instruments Working towards lowering the cost of certain debt instruments through repayments, reissuances and negotiations with our bilateral lenders Sustaining an optimal ruble/dollar balance to match revenues and account for necessary capital investments Debt composition by currency Q1 2012* *Debt composition by currency includes FOREX hedging in the amount of $250 mln as of Q1 2012 Debt composition by type Q1 2012 Bonds Credit facilities 3% 78% 19% 40% 60% RUB EUR USD Debt composition at the end of Q1 2012 10

Dividend history and dividends for FY 2011 The Company’s sustained levels of profitability and its ability to generate healthy cash flows continue to allow MTS to honor its dividend commitment before the shareholders The payment period shortened to two months in line with changes stipulated by Russian law i.e. dividends for FY 2011 will be paid till the end of August 2012 following the AGM approval * Dividend amount recommended by the MTS Board of Directors for approval at the Company’s Annual General Meeting of Shareholders on June 27, 2012 **Calculated based on closing price as of the record date of the MTS ordinary share traded on the Moscow Interbank Currency Exchange *** As % of US GAAP net income reported by the Company ****As % of US GAAP net income adjusted for the non-cash impairment charges Dividend payment history, 2004-2011 (RUB bln) 11 2004 2005 2006 2007 2008 2009 2010 2011* RUB per share 5.8 7.6 9.7 14.8 20.2 15.4 14.5 14.7 Dividend yield** 3.1% 4.0% 4.0% 5.0% 11.1% 6.2% 5.7% 6.3% % of net income*** 41% 50% 60% 60% 60% 75%**** 78% 72% 30.4*

MTS a step ahead

Group subscriber base dynamics during the quarter

MTS subscribers (mln unless noted)	Q4 2011	Q1 2012	% change
Russia:			
- mobile	69.95	69.38	-0.8%
- households passed, 000s	11 433	11 448	stable
- broadband Internet, 000s	2 152	2 238	4.0%
- pay TV, 000s	2 987	2 971	-0.5%
Ukraine*	19.51	19.39	-0.6%
Uzbekistan**	9.30	9.53	2.5%
Armenia	2.38	2.23	-6.3%
Belarus***	4.93	4.96	0.6%
Total mobile	**106.07**	**105.49**	**-0.5%**

*Including CDMA subscribers
**Starting October 2011 MTS switched from 6 months to 3 months subscriber accounting policy in Uzbekistan
***MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

- In Russia, MTS sustained its leading mobile market share in Q1 2012
- In Russia, MTS continues to stabilize gross SIM-card sales in an effort to push more quality sales through its own retail network, improve churn and create incentives for dealers to promote top-offs over SIM-card sales
- Increase in a number of broadband subscribers due to M&A activity and modernization of fixed-line networks in the regions
- Number of pay TV subscribers impacted by redefinition of acquired companies' subscriber definitions with those of MTS
- Decrease in subscribers in Armenia due to stabilization in gross additions and efforts aimed at improving subscriber base quality

12

MTS a step ahead

Revised Outlook for 2012*


Total Group Revenue
+9%
≈5-7%
≈5-7%
2011
2012E
2013-2015E

OIBDA margin	42%	41-42%	>40%
	2011	2012E	2013-2015E


Group CAPEX as % of Revenue
21%
20-22%
15-18%
2011
2012E
2013-2015E

*Based on regional currency FOREX rates compared to the US dollar as of March 12, 2012

- Management maintains revenue growth guidance of 5-7%; Key factors may include:
  - Macroeconomic developments in core markets
  - Increase in voice usage through tariffs designed to drive on-net usage and improve customer loyalty
  - Growth in data revenues through higher penetration of smartphones and modems penetration
  - Further development of our businesses in the CIS
- Guidance for OIBDA margin amended to **41-42%,** which reflects improved competitive outlook in the market, but cautions further cost pressure through:
  - Slower topline growth
  - Delayed OIBDA impact of dealer commissions due to transition to revenue-sharing model
  - Increasing labor costs due to higher social taxes
  - Inflationary pressure in operational expenses
  - Retail development and sales of handsets and devices
- CAPEX guidance for the year as percent of revenue remains 20 – 22%

13

Financial and corporate highlights Strategy and technology overview Key financial and operating results Appendix 3i Strategy MTS and evolution of technologies MTS Network Technology Distribution of LTE frequencies in Russia Enhancing LTE network with GPON Contents 14

3i: MTS strategy Seamless user experience for all segments Rapid broadband infrastructure (fixed/3G/LTE) deployment Integrated sales channels New pipelines and customer touch-points Integration Enhanced connectivity Compelling Internet user experience Best-in-class content apps and services Smarter pipelines to capture additional value Internet Delivery of exclusive devices Cutting-edge products and services for all customer segments End-to-end user experience at home, at work and on the move Differentiation through product and service mix Innovation Increasing customer lifetime value Generating shareholder returns Strategic direction Tactics Key benefits 15

MTS a step ahead

MTS and evolution of technologies

Timeline of major mobile telecommunications technologies and application in Russia

1990
2G TDMA (GSM, D-AMPS, PDC) and CDMA (IS-95), peak speed ~ 9.6 Kb/s

2000
2.5G TDMA (GPRS+EDGE) PS data peak speed ~ 150 Kb/s

3G WCDMA (UMTS) Voice & SMS, PS data, peak speed ~ 14 Mb/s (HSPA)

3,5G WCDMA (UMTS / HSPA+) Voice & SMS, PS data, peak speed ~ 42-84 Mb/s

2010
3,9G OFDMA (LTE) VoIP and Data, peak speed ~ 100 Mb/s

4G IMT Advanced (LTE Advanced and mobile WiMAX, peak speed ~ 1 Gb/s)

1994 – Launch of GSM in Moscow

2005 – Launch of GPRS in Russia

2008 – Launch of 3G in Russia

2010 – Launch of LTE networks in Uzbekistan and Armenia, LTE test zone in Belarus

2012 – Anticipated launch of LTE in Moscow and later throughout Russia

2015E – Move toward universal usage of LTE Advanced

- MTS considers LTE as an evolution of the 3G networks :
  - LTE network adds a new “layer” to the existing 3G network as our transport network is LTE-ready and most of the 3G base stations are LTE-enabled
  - In Russia, there’s a significant potential for enhancing 3G networks: current peak speeds of 42 Mb/s on MTS network can be increased 2-fold. By 2013, through the introduction of MIMO (multiple-input and multiple-output) and Dual Carrier technologies, speeds can be increased up to 84 Mb/s
- In Russia, mobile data traffic is projected to grow 18-fold from 2011 to 2016. Allocation of frequencies for LTE provides sufficient capacity in short and medium-term, but doesn’t solve the problem in the long run. MTS is looking for arrival of LTE Advanced to solve the spectrum conundrum as LTE-Advanced supports asymmetrical bandwidth and larger bandwidth (up to 100 MHz)

16

MTS Network Technology 17 Strong Network Foundation Offer GSM/UMTS/HSPA+ services throughout Russia Experience building out LTE in Uzbekistan and Armenia Fixed-line presence in 150 cities in Russia Multiple Use of Technologies LTE TDD in Moscow in the 2595–2620 MHz range will enable MTS to offload data traffic and meet growing demand Active in Infrastructure Sharing Evaluating possible MVNO for LTE services to assess demand and devise varied commercial policies in certain markets in Russia Digitizing Moscow GPON (Gigabyte Passive Optic Network) network deployed by MGTS to create a unique platform connecting 4.4 million Moscow apartments to fiber-optic networks supporting speeds up to one Gb/s and serve as network backhaul to ensure faster speeds and higher reliability of connections in mobile networks Active Network Roll-Out 35,000 2G BTS 23,000 UMTS/HSPA+ BTS 117,000 km of fiber $6 billion in investment since 2008 Use of single RAN technology ensures network is fully upgradable to LTE Transparent Regulatory Regime Recent launch of tender for licenses and frequencies in both 2500 – 2690 MHz 720 – 862 MHz range for all of Russia

FDD FDD TDD* Kosmos TV Frequency allocation after tender/redistribution (in MHz) 2500 RTRS MTS (Comstar WiMax) Megafon (Synterra) Kos mos Scartel Scar- tel Scartel Scartel 2516 2520 2530 2532 2568 2636 2660 2670 2680 2690 2500 2620 2604 2612 2630 2700 Frequency in Moscow prior to regulatory decision in September 2011 (in MHz) 2500 2570 2620 1 Scartel 2530 2570 2650 2690 2620 2 3 4 1 Scartel 2 3 4 MTS Megafon 2690 *Frequencies in the 2,570 -2,620 MHz band in the regions will be used by MMDS users, but recent reports suggest that the frequencies may be tendered by the regulator for LTE use **Source: Roskomnadzor website - http://www.rsoc.ru/news/rsoc/news15162.htm - and publicly available information FDD 2500 2570 2620 2690 FDD FDD TDD 735.0 742.5 750.0 2 1 3 4 761.0 2 1 3 4 1 2 4 3 1 2 4 3 720.0 727.5 776.0 783.5 791.0 798.5 768.5 806.0 813.5 821.0 847.0 854.5 862.0 832.0 839.5 Roskomnadzor expected to allocate four slots of 10MHz bandwidth in two ranges (2530 – 2570 MHz; 2620 – 2690 MHz) to four recipients In Moscow MTS has approval to launch LTE TDD in 2595 – 2620 MHz range Roskomnadzor will allocate four lots of 4x7.5 MHz bandwidth between 720 MHz and 862 MHz to four recipients for LTE services May 3, 2012 Regulator announces conditions of the tenders June 14, 2012 Deadline for submitting applications July 12, 2012 Results of the tenders to be announced June 1, 2013 LTE services to be launched commercially 2019 Full deployment of LTE networks. Each operator obligated to provide LTE coverage in each city with more 50,000 inhabitants in all of Russia Key milestones for LTE development Allocation of frequencies in 700/800 MHz range Distribution of LTE frequencies in Russia 18 Indicates frequency block to be tendered; colors are for illustrative purposes 2595

19 2G, 3G, LTE ≈100 MB/s* 2G, 3G, LTE ≈100 MB/s* In 2011 MGTS launched a four-year RUB 50 bln investment project to upgrade 4.4 mln lines in Moscow to full fiber using GPON standard GPON will enable data transfer speed of up to 1 GB/s allowing MTS to offer customers more content, faster speeds and better quality GPON network will allow MTS to manage its fixed-line and mobile businesses more efficiently and greatly improve the customer experience Full GPON throughout Moscow has the added advantage of facilitating the roll-out of 3G/LTE/LTE Advanced networks: gives MTS greater flexibility in site placement for base stations given restrictions in Moscow and inaccessibility of many potential sites allows greater flexibility in equipment deployment as baste stations and antennae can be separated and linked through a fiber network Enables the use of femtocells for network offload Increases network reliability, while reducing OPEX and CAPEX Enhancing LTE network with GPON *Speeds may vary due to a variety of factors, including customer equipment, terrain, proximity to buildings, foliage, and weather. Gigabit Ethernet ≈1 GB/s* MTS Core Network GPON

Financial and corporate highlights Strategy and technology overview Key financial and operating results Appendix Russia Ukraine Uzbekistan Armenia Contents 20

Year-over-year revenue improvement due to increased voice and data usage, higher-quality subscribers and the positive revenue impact from longer quarter due to leap year Year-over-year improvement in OIBDA attributable to improved interconnect dynamics, lower sales and marketing expense despite inflation pressure from general & administrative expenses Total Russia Revenue (RUB bln) Total Russia OIBDA (RUB bln) -1% +6% -4% -1% +17% -1% Russia financial highlights 21 OIBDA margin 37.7% 39.1% 42.7% 45.1% 43.2% 43.1% Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 79.8 33.9 77.8 74.3 76.1 81.7 79.8 78.7 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 29.4 29.0 32.5 36.9 34.4 33.9 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012

Fixed Russia Revenue (RUB bln) +9% +9% -3% Incl. sales of handsets & accessories 8.5 6.7 5.6 7.3 6.0 6.0 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Russia revenue breakdown Year-over-year growth in mobile service revenue driven by higher voice and data usage Sequential q-on-q seasonal decline mitigated by benefits from having transitioned to new dealer commission structure and retention efforts toward higher-value subscribers Year-over-Year decline in sales of handsets and accessories due to a reduction in wholesale sales Year-over-Year fixed revenue growth enhanced by business expansion and network modernization Quarterly increase in fixed-line revenue driven by broadband subscriber growth and yearly tariff revision 22 Mobile Russia Revenue (RUB bln) -1% +7% -5% 66.3 13.9 15.2 64.4 61.3 63.1 69.0 66.3 65.4 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 14.4 14.0 15.6 14.7 13.9 15.2 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012

Russia mobile operating indicators Year-on-year ARPU growth driven by change in commercial policy to focus on quality subscriber growth and policies to increase voice and data consumption MOU growth in line with ARPU developments and indicative of successful commercial policies designed to stimulate voice usage Churn improvement reflective of change in dealer relations to focus more on top-offs rather than SIM-card sales Increase in VAS APRU indicates growth in data consumption and migration to more data-intensive tariff plans ARPU (RUB) MOU (min) -1% +12% -4% stable +13 -4% 23 Subs, mln 71.4 71.5 71.1 70.1 70.0 69.4 Churn rate, % 12.7% 12.0% 11.3% 11.9% 12.3% 11.3% VAS ARPU 58.4 67.4 64.4 69.7 72.8 81.7 - as % of ARPU 22.3% 26.7% 24.3% 24.2% 25.7% 29.1% APPM 1.01 1.01 0.98 1.06 1.00 0.99 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 262 252 265 288 284 281 259 249 269 272 283 282

Key initiatives included: Removal of hourly limits on unlimited internet tariff plans BIT and SuperBit to enhance customer experience and increase mobile Internet usage Promo campaigns: first month of unlimited Internet (BIT) for 50 rubles, three months of unlimited internet (BIT) for free with purchase of the Nokia Lumia handset, Repricing of the SMS Pay As You Go service Launch of SMS-Pro service (automatic response, re-directing of SMS, address book) Strong increase in content revenues due to the launch of SMS –lottery “Win a Porsche each week” and enhancement of RBT service Good’OK Sales of modems and data tariffs continued to decrease due to cessation of promotions and impacted by seasonal factors Russia mobile operating indicators* Messaging Revenue (RUB mln) Data Traffic Revenue (RUB mln) Data Content Revenue (RUB mln) *Does not include revenue from SMS and data bundles, which is included in airtime revenue +8% +4% +12% +8% +34% +18% +16% +40% +12% 24 Total VAS (RUB mln)* 12 669 14 365 13 616 15 290 16 578 18 264 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 MTS Connect modem and data tariff sales (000s) 3 869 4 315 3932 4 316 4 165 4 494 4 680 5 513 5 773 6 598 6 829 7 365 3 803 4 262 3 527 3 983 5 134 5 957 1,387 1,012 1,036 1,501 1,435 1,311

Russia fixed operating indicators Year-on-year residential ARPU decline reflects lower-quality subscriber additions through regional M&A activity and increased regional sales of broadband plans Corporate ARPU decline indicative of increase in lower-value SME customers and increased competitiveness in corporate market ARPU Residential (RUB) ARPU Corporate (RUB) -1% -6% -4% -3% -9% -5% 25 *Figures retrospectively adjusted in line with MTS definitions; does not include collective access subscribers Total households passed, 000s 9 890 9 985 10 079 10 415 11 433 11 448 Total BB subs, 000s 1 805 1 892 1 957 2 032 2 152 2 231 Total pay-TV subs, 000s* 2 580 2 637 2 635 2 741 2 987 2 971 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 312 301 295 283 288 284 8180 7734 7383 7742 7281 7031

MTS retail network development Handsets sales through MTS retail network (thousands of units sold) Wholesale Retail In Q1 2012, MTS continued to reduce low-margin wholesale sales of handsets. MTS continues to focus its retail channel on sales that drive usage of its wireless and fixed-line networks In Q1 2012, wholesale sales fell 57% q-on-q while retail sales declined by 12% MTS continues to push more SIM-card sales through its own networks to optimize dealer commissions, potentially upsell clients on more products and services, and attract higher-value subscribers At the end of Q1 2012, MTS retail network comprised 4,050 stores, including 1,588 franchised outlets *Including franchise stores 26 Share of MTS SIM-cards sold through MTS Retail*

Year-over-year revenue growth driven by increased voice and data usage Quarterly dynamics reflective of seasonality OIBDA growth outpaces revenue dynamic year-over-year due to cost discipline and decreased competitiveness Ukraine financial highlights Total Ukraine OIBDA (UAH mln) Total Ukraine Revenue (UAH mln) -4% +8% -4% -8% +15% -5% 27 OIBDA margin 45.3% 44.7% 48.4% 48.9% 49.6% 47.8% Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 2 139 2 057 2 237 2 498 2 312 2 218 969 919 1083 1221 1 147 1 060

Ukraine operating indicators ARPU (UAH) MOU (min) Year-over-year ARPU growth reflects increase in higher-value subscribers Strong usage growth due to the efforts aimed at stimulating subscribers’ activity and enhancing subscriber loyalty Revenue from VAS impacted by data usage growth +2% +7% -5% +3% -5% +3% 28 *Including CDMA subscribers starting Q1 2011 Subs, mln* 18.2 18.5 18.8 19.3 19.5 19.4 Churn rate, % 8.2% 7.6% 7.0% 8.1% 8.1% 8.5% VAS ARPU 12.5 11.2 11.0 11.5 11.8 11.8 - as % of ARPU 33.4% 31.0% 28.3% 27.1% 30.5% 31.9% SAC 68.1 73.0 64.7 64.5 60.4 64.7 APPM 0.068 0.064 0.066 0.072 0.065 0.062 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012

Key initiatives in Q1 2012: Launch of mobile internet night tariffs on MTS Connect dongles Promo campaigns on Good’OK RBT service Launch of new SMS quiz Ukraine operating indicators Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Data Content Revenue (UAH mln) +3% +11% +7% +3% +14% +25% -13% +2% -25% 29 Total VAS (UAH mln) 685 619 614 654 687 691 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012

Revenue dynamics reflect growth in data revenues and introduction of fixed monthly subscriber fees in January 2012 OIBDA dynamics indicative of introduction of fees for numbering capacity and an increase in rental costs for BTS sites Uzbekistan financial highlights Total Uzbekistan OIBDA (USD mln) Total Uzbekistan Revenue (USD mln) +1% +10% -9% -11% -8% -16% 30 OIBDA margin 53.3% 54.1% 53.5% 49.6% 52.8% 44.3% Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012

Uzbekistan operating indicators ARPU (USD) MOU (min) +5% -15% +6% +16% -13% +5% 31 Positive ARPU dynamics during the quarter attributable to an increase in data revenues, as well as an introduction of fixed monthly subscriber fees MOU growth due to an active promotion of on-net calling propositions in Q1 2012 Subs, mln 8.8 9.1 9.4 10.0 9.3 9.5 Churn rate, % 6.0% 9.2% 6.9% 9.3% 20.2% 11.9% SAC 8.1 7.4 7.7 6.5 5.6 6.1 APPM 0.01 0.01 0.01 0.01 0.01 0.01 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012

Uzbekistan operating indicators * Messaging Revenue (USD mln) Data Traffic Revenue (USD mln) Data Content Revenue (USD mln) -4% +11% -4% +25% +146% +16% +11% +61% -12% Key initiatives in Q1 2012: Enhancement of access to mobile versions of social networks at a flat rate Launch of new subscriptions at MTS-Pulse content service Launch of bilingual version of Java-application MTS Service Strong data revenues growth on a back of high USB modem sales and development of 3G network 32 Total VAS (USD mln) 17.8 17.8 18.1 22.1 25.5 28.5 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012

Armenia financial highlights Total Armenia OIBDA (AMD bln) Total Armenia Revenue (AMD bln) -12% +2% -16% +18% +36% -16% 33 OIBDA margin 51.1% 51.0% 54.2% 57.3% 50.5% 68.0% Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Revenue dynamic impacted by seasonality and competitive factors Significant OIBDA growth attributable to a one-off effect from equipment swap resulting in the recognition of an additional AMD 3.52 bln of OIBDA in Q1 2012

Armenia operating indicators Year-on-year growth in ARPU reflects company’s ongoing effort to retain and attract higher-value subscribers in the face of stronger competition Rise in MOU the result of efforts to drive on-net usage to improve customer loyalty Churn growth in Q1 2012 attributable to competitive pressures Focus on stabilization of subscriber gross additions and improvement of subscriber base quality reflected in subscriber numbers decline in Q1 2012 ARPU (AMD) MOU (min) stable -8% +11% -21% +5% +7% 34 Subs, mln 2 461.0 2 549.7 2 509.8 2 461.8 2 377.8 2 230.3 Churn rate, % 7.0% 6.7% 8.5% 10.0% 13.0% 13.2% SAC 3 867.8 6 005.4 8 237.3 7 625.3 6 595.9 7 248.3 APPM 9.3 7.3 8.9 9.4 8.6 7.6 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012

Financial and corporate highlights Strategy and technology overview Key financial and operating results Appendix Contents Definitions and reconciliations 35

MTS a step ahead

Appendix – Definitions and Reconciliations

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation, and Amortization (OIBDA). OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q1 2011					Q4 2011					Q1 2012				
USD mln	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM
Operating income	563.8	576.9	27.9	22.1	0.4	720.0	691.3	60.1	18.2	7.1	649.7	660.2	49.3	6.6	11.6
Add: D&A	562.0	417.3	87.7	34.6	22.2	555.6	411.5	83.5	42.5	18.0	609.5	463.7	83.3	44.7	17.7
OIBDA	1,125.8	994.2	115.7	56.6	22.7	1,275.6	1,102.8	143.7	60.7	25.1	1,259.1	1,123.9	132.6	51.3	29.2

	Q1 2011					Q4 2011					Q1 2012				
	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM
Operating margin	19.2%	22.7%	10.8%	21.1%	1.0%	24.1%	27.1%	20.8%	15.8%	14.3%	21.6%	25.3%	17.8%	5.7%	26.9%
Add: D&A	19.2%	16.4%	33.9%	33.0%	50.0%	18.6%	16.1%	28.8%	37.0%	36.2%	20.2%	17.8%	30.0%	38.6%	41.1%
OIBDA margin	38.4%	39.1%	44.7%	54.1%	51.0%	42.8%	43.2%	49.6%	52.8%	50.5%	41.8%	43.2%	47.8%	44.3%	68.0%

36

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. USD mln As of Dec 31, 2011 As of Mar 31, 2012 Current portion of LT debt and of capital lease obligations 1,155.7 869.0 LT debt 7,554.0 7,216.8 Capital lease obligations 5.5 4.3 Total debt 8,715.2 8,090.1 Less: Cash and cash equivalents 1,850.8 964.8 ST investments 86.2 667.1 Net debt 6,778.2 6,458.2 Appendix – Definitions and Reconciliations Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. USD mln For three months ended Mar 31, 2011 For three months ended Mar 31, 2012 Net cash provided by operating activities 908.0 1,276.7 Less: Purchases of property, plant and equipment (232.7) (406.3) Purchases of intangible assets (46.0) (57.0) Proceeds from sale of property, plant and equipment 3.3 0.7 Proceeds/ (purchases) of other investments 4.3 14.7 Investments in and advances to associates 3.0 - Acquisition of subsidiaries, net of cash acquired (19.0) - Free cash flow 620.9 828.8 37

Appendix – Definitions and Reconciliations LTM OIBDA can be reconciled to our consolidated statements of operations as follows: USD mln Nine months ended Dec 31, 2011 Three months ended Mar 31, 2012 Twelve months ended Mar 31, 2012 A B C = A + B Net operating income 2,245.0 649.7 2,894.7 Add: depreciation and amortization 1,773.2 609.5 2,382.7 OIBDA 4,018.2 1,259.1 5,277.4 38

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period. Appendix – Definitions and Reconciliations 39

According to the SEC definition Sec. 103 EBIT and EBITDA, measures that are calculated differently than those described as EBIT and EBITDA in the materials should not be characterized as "EBIT" or "EBIDTA." Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. MTS reports adjusted OIBDA due to its treatment of the impairment of long-lived and other assets that relates to Q4 2010. Appendix – Adjusted OIBDA definition 40

Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com 41

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: May 21, 2011

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